REED W. TOPHAM Direct (801) 578-6918 rwtopham@stoel.com

July 5, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: Ms. Pamela A. Long, Assistant Director

Re:	Amerityre Corporation Pre-Effective Amendment No. 1 to Form S-3 Registration Statement (File No. 333-134476)

Ladies and Gentlemen:

We write on behalf of Amerityre Corporation (“Amerityre”) in response to a telephone conversation between the undersigned and Chris Edwards of the Staff of the Securities and Exchange Commission on July 3, 2006 regarding the above-referenced Registration Statement (the “Registration Statement”).

As we discussed, we confirm that counsel for Amerityre will issue an unqualified legality opinion pursuant to each takedown of securities registered under this Registration Statement pertaining to shares of common stock issued upon the exercise of options granted by Amerityre. Each such legal opinion will be filed under Rule 462(d) of Regulation C under the Securities Act or on Form 8-K.

Please contact the undersigned at (801) 578-6918 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ Reed W. Topham

Reed W. Topham

RWT/ch

cc:	Elliott N. Taylor, Esq. (Amerityre)

Nathan W. Jones, Esq. (Stoel Rives LLP)